

17017853

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2017
Washington DC
408

SEC FILE NUMBER
8-17078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Avalon Investment & Securities Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Avalon Avenue, Suite 200
(No. and Street)

Muscle Shoals	AL	35661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Das A. Borden 256-3/81-7840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

PO Box 2179	Decatur	AL	35602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Das A. Borden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Investment & Securities Group, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE SPRINGER
Notary Public, Alabama State At Large
My Commission Expires Sept. 6, 2017

Notary Public

Signature

President/CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON INVESTMENT & SECURITIES GROUP, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended March 31, 2017

Contents

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street, SE
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

We have audited the accompanying statement of financial condition of Avalon Investment & Securities Group, Inc. (an Alabama corporation) as of March 31, 2017, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. Avalon Investment & Securities Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Investment & Securities Group, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Unites States of America.

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II), and the Information for Possession or Control Requirements Under Rule 15c3-3 (Schedule III) has been subjected to audit procedures performed in conjunction with the audit of Avalon Investment & Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of Avalon Investment & Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 30, 2017

Avalon Investment & Securities Group, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended March 31, 2017

ASSETS

Current Assets	
Cash	$ 19,463
Accounts Receivable	88,829
Prepaid expenses	1,167
Investments	20,835
Total Current Assets	130,294
TOTAL ASSETS	130,294

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Payable to brokers	71,058
Accounts payable and accrued liabilities	1,609
Total Current Liabilities	72,667
Stockholders' Equity	
Common Stock, $10.00 par value per share, 400 shares authorized, 100 shares issued & Outstanding	1,000
Additional paid in capital	66,579
Retained Earnings (deficit)	(22,687)
Accumulated Other Comprehensive Income	12,735
	57,627
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 130,294

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

Financial Statements

Statement of Income

As of and for the Year-Ended March 31, 2017

Revenue	
Commission and Concessions:	
Variable Products	$ 267,981
Mutual Funds	217,617
Total Revenue	485,598
Operating Expenses	
Administration expenses	42,551
Audit and tax preparation	8,500
Bank Charges	382
Commissions	298,053
Consulting	110,950
Contract Labor	7,120
Dues and assessments	11,266
Internet	1,622
Licenses and permits	2,484
Miscellaneous expenses	206
Other taxes	553
Postage, printing, delivery and reproduction	5,626
Professional Fees	4,750
Rent	13,920
Repairs	202
Supplies	1,706
Telephone	9,681
Total Operating Expenses	519,572
Income (Loss) from Operations	**(33,974)**
Other Income	
Interest Income	7
Dividends – NASDAQ Stock	254
Administrative processing fees	14,770
Other Income	944
Total Other Income	15,975
Income (Loss) Before Income Taxes	(17,999)
Provision for Income Taxes	-
Net Income (Loss)	(17,999)
Other Comprehensive Income	
Unrealized gain on securities	921
TOTAL Comprehensive Income (Loss)	**$ (17,078)**

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended March 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (17,999)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
(Increase) decrease in accounts receivable	(11,879)
(Increase) decrease in prepaid expenses	2,019
Increase (decrease) in accounts payable	(2,691)
Increase (decrease) in commission payable	9,999
Total adjustments	(2,552)
Net cash provided (used) by operating activities	(20,551)
Net Increase (decrease) in cash and cash equivalents	(20,551)
Cash and cash equivalents at beginning of year	40,014
Cash and cash equivalents at end of year	$ 19,463

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

Financial Statements

Statement of Changes in Stockholder's Equity

As of and for the Year-Ended March 31, 2017

Stockholders' Equity, Beginning of Period	**$ 74,719**
Adjustment	(14)
Total Comprehensive Income (Loss)	(17,078)
Stockholders' Equity, End of Period	**$ 57,627**

AVALON INVESTMENT & SECURITIES GROUP, INC.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended [March 31, 2017

Balance, Beginning of Period	$ -
Increases (Decreases)	-
Balance, End of period	$ -

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

Notes to Financial Statements

As of and for the Year-Ended March 31, 2017

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is an Alabama corporation operating as a broker/dealer licensed to sell mutual funds and various insurance products (including variable annuities, variable universal live, etc.) and direct participation programs. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company earns commissions from the purchase of investment products by its customers. It also receives additional compensation, on an annual, quarterly, or monthly basis, for continuing management of the assets.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers All short-term investments with a maturity of three months or less to be cash equivalents.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, income Taxes. Under that guidance, The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising: The Company follows the policy of charging the costs of advertising to Expense as incurred.

AVALON INVESTMENT & SECURITIES GROUP, INC.
Notes to Financial Statements
As of and for the Year-Ended March 31, 2017

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at March 31, 2017

Mutual Fund Commissions	$	2,111
Variable Annuity Commissions		165
Trails Commissions – Mutual Funds		44,175
Trails Commissions – Variable Annuities		42,378
Total Accounts Receivable	$	88,829

All commissions are deemed collectible by management; therefore, there is no Allowance for doubtful accounts.

NOTE 4 INVESTMENTS IN EQUITY SECURITIES

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale				
Equity Securities	8,100	12,735		20,835

Available for sale securities are carried in the financial statements at fair value. Net unrealized holding gain on available-for-sale securities in the amount of $921, for the year ended March 31, 2017 has been included in accumulated other comprehensive income.

NOTE 5 FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (FASC) Section 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASC Section 820-10, are used to measure fair value.

NOTE 5 FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques and used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset of liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following tables present the Company's fair value hierarchy for those assets description.

	3-31-2017	Quoted Prices In Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Gains (losses)
Recurring fair value measurements					
Available for sale securities:					
Equity securities	20,835	20,835			12,735

NOTE 6 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from its customers is affected by economic fluctuations related to this industry.

The Company maintains bank balances at financial institutions located in Muscle Shoals and Florence, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At March 31, 2017, the Company had no uninsured balances.

NOTE 7 : INCOME TAXES

The Company incurred a Net Operating Loss (NOL) carry forward for the year ending March 31, 2017, that will be applied against future taxable income. The various NOL carry forward expires in years 2036 - 2037.

The effect of any net deferred tax benefits or liabilities is immaterial.

The Company's federal and state income tax returns are subject to audit, generally for a period of three years from the date they were filed.

NOTE 8: OPERATING LEASE

The Company leases its office on a month-to-month basis. The monthly rent is $1,160. The Company's sole shareholder is the manager of the property; however, he has no ownership in the property.

NOTE 9: RELATED PARTY TRANSACTIONS

Consulting fees totaling $95,200 paid to Avalon Group, LLC were the earnings of Das A. Borden, the managing general partner, in lieu of a salary from the Firm.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Company had net capital of $35,564, which was $30,564 in excess of its required net capital of $5,000.

NOTE 11: CONTINGENCIES AND RISK

The Company remains self-insured. As a result, any judgment against the Company from litigation arising subsequent to date of occurrence could adversely affect the Company's results of operations. The Arbitration Case which was pending last fiscal year, has been settled and the company will be dismissed the first of June, 2017.

NOTE 12: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 30, 2017, the date which the financial statements were available to be issued.

Supplementary Schedules

AVALON INVESTMENT & SECURITIES GROUP, INC.

Supplementary Schedules

As of and for the Year-Ended March 31, 2017

Computation of Net Capital Requirement

Total Stockholder's Equity from statement of Financial Condition	$57,627
Deduct Stockholder's Equity Not Allowable for Net Capital	--
Total Stockholder's Equity Qualified for Net Capital	$57,627
Deductions and/or Charges:	
Non-Allowable Assets :	
Prepaid Expenses	(1,166)
Commissions Receivable	(17,771)
Total Non-allowable assets from Statement of Financial Condition	18,937
Net Capital, before haircuts on Securities positions	38,690
Haircuts on securities: other securities	(3,125)
Net Capital	35,564
Net Capital Requirement	5,000
Excess Net Capital	**$30,564**

AVALON INVESTMENT & SECURITIES GROUP, INC.
Supplementary Schedules
As of and for the Year-Ended March 31, 2017
COMPUTATION OF AGGREGATE INDEBTEDNESS

SCHEDULE I - Continued

TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	**$**	**72,667**
Less: Non-Aggregate Indebtedness		-
TOTAL AGGREGATE INDEBTEDNESS	**$**	**72,667**

COMPUTATION OF RECONCILIATION OF NET CAPITAL

There were no changes from FOCUS REPORT FILED AND Audited Financial Statement.

Avalon Investment & Securities Group, Inc.

COMPUTATION FOR RESERVE REQUIREMENTS

SCHEDULE II

March 31, 2017

The firm of Avalon Investment & Securities Group, Inc. is exempt from SEC Rule 15c3-3 under section (k)(1) (The Customer Protection Rule) due to limited business (mutual funds and/or variable annuities only).

Avalon Investment & Securities Group, Inc.

COMPUTATION FOR DETERMINATION OR CONTROL REQUIREMENTS

SCHEDULE III

March 31, 2017

The firm of Avalon Investment & Securities Group, Inc. is exempt from SEC Rule 15c3-3 under section (k)(1) (The Customer Protection Rule) due to limited business (mutual funds and/or variable annuities only).

AVALON INVESTMENT & SECURITIES GROUP, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2017

Exemption Report Under Rule 15c3-3

Avalon Investment & Securities Group, Inc. (the "Company") is a registered broker-dealer subject to SEC rule 17a-5. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following.

The Company claimed an exemption from 17 C.F.R. § 240/15(c)3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(l).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15(c)3-3(k)(l) throughout the most recent year without exception.

AVALON INVESTMENT & SECURITIES GROUP, INC.

I, Das A. Borden, affirm that to my best knowledge and belief, this Exemption Report is true and correct.



Das A. Borden, President

Date: May 10, 2017

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street, SE
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Avalon Investment & Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Investment & Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1) - the firm conducts limited business (mutual funds and/or variable annuities only). And (2) Avalon Investment & Securities Group, Inc. stated that Avalon Investment & Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Avalon Investment & Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Investment & Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such and opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 30, 2017

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street, SE
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors and Shareholders
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

We have performed the procedures enumerated below, which were agreed to by Avalon Investment & Securities Group, Inc., (Avalon) solely to assist you in reviewing Avalon's compliance with its Anti-Money Laundering Program for the year ended March 31, 2017. Avalon is responsible for the sufficiency of the procedures enumerated below pursuant to the Anti-Money Laundering Act. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

We tested the AML procedures/policies of Avalon Investment & Securities Group, Inc. as of March 31, 2017. Our testing included (1) reviewing the Company's AML Program for Compliance and Supervisory Procedures, (2) testing new account procedures, and (3) inquiry of the AML procedures with the client.

We reviewed the Company's AML Program and compared it with the FDIC's guidelines for policies and procedures. The AML program contained all components required by the FDIC and FINRA including, but not limited to verifying client identification and checking the OFAC list. The Company does not directly receive money from individuals.

Furthermore, through inquiry of the responsible company personnel, we evaluated the AML procedures that were used for every new client account and noted those procedures met all requirements of the policy. As a part of those inquiries, we determined that continuing employee education/training takes place once a month.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on Avalon's compliance with its Anti-Money Laundering Program. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avalon and its managements and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 30, 2017

May 30, 2017

VIA OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

SEC
Mail Processing
Section
JUN 01 2017
Washington DC
408

Re: Annual Financial Statements
For Year Ended March 31, 2017

To Whom It May Concern:

Please find enclosed our annual financial statements for the year ended March 31, 2017 as completed by Byrd, Smalley & Adams, P.C.

Yours Truly,

AVALON INVESTMENT & SECURITIES GROUP, INC



Das A. Borden
President/CCO

Enclosure

AVALON INVESTMENT & SECURITIES GROUP, INC.
404 Avalon Avenue, Suite 200, Muscle Shoals, Alabama 35661
Telephone: 256-381-7840 Fax: 256-381-4832
Investment Bankers since 1972 Member FINRA - SIPC